United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

Announcement | Lisbon 7 March 2016

PHAROL INFORMS ABOUT ACQUISITION OF TREASURY SHARES

PHAROL, SGPS S.A. (“PHAROL”) informs that, pursuant to the terms and for the purposes of article 11, paragraph 2, item b) and of article 13 of the Regulation 5/2008 of the Portuguese Securities Code, and in accordance with the resolution of the General Shareholder’s Meeting held on 4 November 2015, it has acquired, on the 3, 4 and 7 March 2016 the following number of treasury shares in the Euronext Lisbon:

Date	Hour (CET)	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
03-03-2016	14:19:43	5,000	Buy	Inside	0.163
03-03-2016	14:19:43	5,418	Buy	Inside	0.163
03-03-2016	14:19:43	100	Buy	Inside	0.163
03-03-2016	14:19:43	29,482	Buy	Inside	0.163
03-03-2016	14:55:35	43,000	Buy	Inside	0.166
03-03-2016	14:55:35	7,000	Buy	Inside	0.166
03-03-2016	15:45:57	4,032	Buy	Inside	0.166
03-03-2016	15:45:57	45,968	Buy	Inside	0.166
03-03-2016	15:54:24	65,000	Buy	Inside	0.165
03-03-2016	15:54:24	45,000	Buy	Inside	0.165
03-03-2016	17:07:29	32,763	Buy	Inside	0.164
03-03-2016	17:07:29	6,381	Buy	Inside	0.164
03-03-2016	17:07:29	10,856	Buy	Inside	0.164
04-03-2016	15:53:24	50,000	Buy	Inside	0,164
04-03-2016	15:56:24	50,000	Buy	Inside	0,162
04-03-2016	16:08:27	13,214	Buy	Inside	0,160
04-03-2016	16:08:27	9,339	Buy	Inside	0,160
04-03-2016	16:10:39	27,447	Buy	Inside	0,160
04-03-2016	16:54:42	40,000	Buy	Inside	0,162
04-03-2016	16:55:11	9,759	Buy	Inside	0,162
04-03-2016	17:16:04	95	Buy	Inside	0,162
04-03-2016	17:20:37	20,016	Buy	Inside	0,163
04-03-2016	17:20:37	5,000	Buy	Inside	0,163
04-03-2016	17:20:37	22,742	Buy	Inside	0,163
04-03-2016	17:20:37	2,242	Buy	Inside	0,163
04-03-2016	17:21:00	146	Buy	Inside	0,162
04-03-2016	17:21:00	50,000	Buy	Inside	0,162

PHAROL, SGPS S.A.

Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 212 697 698 Fax: +351 212 697 949

pharol.pt

Date	Hour (CET)	Quantity	Buy/Sell	Inside/Outside Stock market	Price €
07/03/2016	16:01:36	3,922	Buy	Inside	0,159
07/03/2016	16:01:36	6,006	Buy	Inside	0,159
07/03/2016	16:01:36	7,768	Buy	Inside	0,159
07/03/2016	16:01:36	5,000	Buy	Inside	0,159
07/03/2016	16:01:36	34,704	Buy	Inside	0,159
07/03/2016	16:01:36	17,346	Buy	Inside	0,159
07/03/2016	16:01:36	25,254	Buy	Inside	0,159
07/03/2016	16:08:53	9,704	Buy	Inside	0,159
07/03/2016	16:08:53	100	Buy	Inside	0,159
07/03/2016	16:08:53	150	Buy	Inside	0,159
07/03/2016	16:09:45	46	Buy	Inside	0,159
07/03/2016	16:09:45	9,954	Buy	Inside	0,159
07/03/2016	16:09:45	10,000	Buy	Inside	0,159
07/03/2016	16:09:45	8,980	Buy	Inside	0,159
07/03/2016	16:13:15	1,020	Buy	Inside	0,159
07/03/2016	16:13:15	10,000	Buy	Inside	0,159
07/03/2016	16:13:15	10,000	Buy	Inside	0,159
07/03/2016	16:13:15	10,000	Buy	Inside	0,159
07/03/2016	16:13:15	10,000	Buy	Inside	0,159
07/03/2016	16:13:15	10,000	Buy	Inside	0,159
07/03/2016	16:13:15	10,000	Buy	Inside	0,159
07/03/2016	16:13:15	10,000	Buy	Inside	0,159
07/03/2016	17:15:25	10,000	Buy	Inside	0,161
07/03/2016	17:15:25	5,000	Buy	Inside	0,161
07/03/2016	17:15:25	10,000	Buy	Inside	0,161
07/03/2016	17:15:25	15,046	Buy	Inside	0,161
07/03/2016	17:15:41	19,225	Buy	Inside	0,161
07/03/2016	17:15:41	1,550	Buy	Inside	0,161
07/03/2016	17:15:41	17,346	Buy	Inside	0,161
07/03/2016	17:15:41	1,084	Buy	Inside	0,161
07/03/2016	17:15:41	7,918	Buy	Inside	0,161
07/03/2016	17:15:41	25,459	Buy	Inside	0,161
07/03/2016	17:15:41	27,418	Buy	Inside	0,161

Following these transactions, PHAROL SGPS S.A. holds 23,665,000 own shares, corresponding to 2.6397% of the Company’s share capital.

PHAROL  |  Announcement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2016

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.